2100 L STREET, NW WASHINGTON, D.C. 20037-1525 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 www.mofo.com morrison & foerster llp

beijing, berlin, boston,
brussels, denver, hong kong,
london, los angeles, new york,
northern virginia, palo alto,
san diego, san francisco, shanghai,
singapore, tokyo, washington, d.c.

April 17, 2024

BY EDGAR AND EMAIL

Mr. Robert Arzonetti

Mr. Todd Schiffman

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TriLinc Global Impact Fund, LLC Registration Statement on Form S-1 Filed February 16, 2024 File No. 333-277157

Dear Messrs. Arzonetti and Schiffman:

This letter is submitted on behalf of our client, TriLinc Global Impact Fund, LLC (the “Issuer”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 29, 2024 (the “Comment Letter”) with respect to the Issuer’s Registration Statement on Form S-1, filed on February 16, 2024 (the “Registration Statement”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.

Form S-1 filed February 16, 2024

Incorporation by Reference, page 23

1.

We note that you incorporate information by reference into your registration statement. Since you have not yet filed your Annual Report on Form 10-K for the fiscal year ended December 31, 2023, you are not eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and update this section accordingly.

Mr. Robert Arzonetti

Mr. Todd Schiffman

Division of Corporation Finance

April 17, 2024

Response to Comment No. 1

The Issuer filed its Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 10-K”) on March 29, 2024 and filed a pre-effective amendment to the Registration Statement on April 17, 2024 to update the “Incorporation By Reference” section to incorporate the 2023 10-K by reference.

General

2.

Please update the executive compensation disclosure for fiscal year end 2023, as December 31, 2023 appears to be your last completed fiscal year. Refer to Item 402 of Regulation S-K and Question 117.05, Compliance & Disclosure Interpretations of Regulation S-K, available on our website at www.sec.gov.

Response to Comment No. 2

As stated above, the Issuer has filed a pre-effective amendment to the Registration Statement to incorporate the 2023 10-K by reference. The 2023 10-K contains the executive compensation disclosure required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2023.

* * * *

Mr. Robert Arzonetti

Mr. Todd Schiffman

Division of Corporation Finance

April 17, 2024

If you have any questions or would like further information concerning the Issuer’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1567.

Sincerely,

/s/ Alice L. Connaughton
Alice L. Connaughton

cc:	Gloria S. Nelund TriLinc Global Impact Fund, LLC